414 Nicollet Mall
Minneapolis, MN 55401-1933

April 25, 2007

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:                               Public Service Company of Colorado

Registration Statement on Form S-3

Filed March 19, 2007

File No. 333-141416

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 27, 2007

File No. 1-03280

Dear Mr. Owings:

Reference is made to your letter to Patricia K. Vincent, dated April 12, 2007, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above filings (the “Staff Letter”).  This letter is submitted on behalf of Public Service Company of Colorado (the “Company”) in response to the Staff Comment Letter.  To assist you in your review, we have repeated the full text of the Staff’s comments in bold face type in this letter, and our responses follow immediately.

General

1.                                      We note that you have omitted Items 10, 11, 12 and 13 of Part III of your Form 10-K for the year ended December 31, 2006, filed February 27, 2007 in accordance with conditions set forth in the general instructions I(1)(a) and (b) of Form 10-K for wholly-owned subsidiaries.  We also note that the information required by Item 14 is contained in the Xcel Energy Proxy Statement for its 2007 Annual Meeting of Shareholders, which is incorporated by reference.  Please be advised that either Xcel Energy must file the definitive proxy statement before the Form S-3 becomes effective, or you must include this information in an amendment to the Form 10-K.  In this regard, please refer to telephone interpretation no. H.6. from the Publicly Available Telephone Interpretations located at www.sec.gov.

Response:

Xcel Energy filed its definitive proxy statement on April 18, 2007.

Form 10-K for the year ended December 31, 2006

Item 9A – Controls and Procedures

Disclosure Controls and Procedures

2.                                      We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed is recorded, processed, summarized and reported within the time period specified.  In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to you management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosures.  See Exchange Act Rule 13a-15(e)

Response:

The Company will make the requested change in future filings.

Exhibits 31.1 and 31.2

3.                                      Please revise your certifications to conform exactly to the form required by Item 601(b)(31) of Regulation S-K.  For example, the term “annual report” should be replaced with “report” in the third paragraph, the term “we” should be omitted from the fourth paragraph, the term “function” should be replaced with “functions” in the fifth paragraph, and the term “data” should be replaced with “information” in part (a) of the fifth paragraph.  Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Response:

The Company will make the requested change in future filings.

We trust that these responses are satisfactory and, pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended by Amendment No. 1 (Registration No. 333-141416).

The Company respectfully requests that, pursuant to Section 8(a) of the Securities Act of 1933, such Registration Statement be declared effective as of 10:00 a.m. (Washington Time) on April 27, 2007 or as soon thereafter as is practicable.

The Company acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective does not foreclose the Commission from taking any action with respect to the filing and does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing.  The Company also acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Should you have any further questions on our responses to your comments, please call me at 612-215-4560.

Sincerely,

/S/ TERESA S. MADDEN
Teresa S. Madden

Vice President and Controller

Xcel Energy Inc.

c:                                     Benjamin G.S. Fowke III

Patricia K. Vincent

Robert Joseph